

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Andreas W. Mattes
President and Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

    Re: **Diebold, Incorporated**
                  Form 10-K for the Fiscal Year Ended December 31, 2013
                  Filed March 3, 2014
                  Form 10-Q for the Quarterly Period Ended March 31, 2014
                  Filed May 5, 2014
                  Form 8-K filed February 13, 2014
                  File No. 001-04879

Dear Mr. Mattes:

        We have reviewed your letter dated May 9, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 11, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1.   We note your response to prior comment 1. Please explain in greater detail the basis and timing for the change in your indefinite reinvestment assertion with regard to the $250 million of undistributed foreign earnings that you previously considered to be

permanently reinvested. In this regard, please provide us with further detail regarding your disclosure on page 61 which indicates that the change in assertion was "due primarily to forecasted cash needs within the United States and strategic decisions related to the Company's capital structure" and the timing related to the decision to repatriate. Also, tell us what consideration you gave within your critical accounting policies and estimates to disclosing how your accounting estimates or assumptions surrounding the indefinite reinvestment assertion bear the risk of change; the reasons for uncertainty attached to your estimates or assumptions; how much the estimate has changed in the past, and the reasonably likely change you expect in the future. In your response please address your consideration of the other disclosures noted in Section V. of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Error Correction & Reclassification, page 50

2.   We note your response to prior comment 3 and have the following comments:

- Please clarify whether the error, which we note was discovered in the second quarter of 2013, also impacted the first quarter of 2013, and if so, provide a materiality analysis for the quarter;

- With regard to the percentage impact of errors on each quarter of 2012, please revise your analysis and conclusion to account for and calculate the percentage impact based on your quarterly results. For example, it appears that the 1.5% impact on net (loss) income reported for the 4th quarter was determined based on full year 2012 net (loss) income rather than 4th quarter net (loss) income;

- With regard to each of the percentage impact of the errors on reported NIBT, continuing operations results and net income (loss), both for the iron curtain approach and the rollover methods, for each of fiscal 2012 and 2011 please explain in further detail how you concluded that the quantitative percentage error amounts are not considered material and the basis for your selecting one method over the other; and

- Please explain what you mean in point 5 that the overall DI segment is also influenced by other geographic operations. Tell us the basis for how and why those other areas impact your materiality assessment. Explain why the impact of the error correction in the segment analysis for the reported periods that you provided in point 5 is not material.

Form 8-K Filed February 13, 2014

Exhibit 99.1

3.   We note your response to prior comment 11. As previously requested, please tell us what consideration was given to providing a further quantitative break-out of the significant components of "non-routine expenses and amortization" in your reconciliation. In future filings, to the extent applicable, where multiple types of adjustments are made, we would expect more disaggregated disclosure based on the nature and amount of the adjustments.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 1: Consolidated Financial Statements, page 7

4.   We note that on March 31, 2014, you remeasured your Venezuelan balance sheet using the SICAD 2 which differed from rates used for prior remeasurements. In view of the highly inflationary economic conditions in Venezuela, for future filings, please include the following disclosures in MD&A:

- Information regarding the nature and size of your operations in Venezuela. In this regard, net asset position by currency and selected statement of operations and cash flow information for these operations may be necessary;

- The historical and reasonably likely effects of the Venezuelan economic situation, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity. For example, disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary; and

- Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining that rate. For example, the volume, frequency of successful exchange transactions, and status of attempts to use that rate may be necessary.

Note 6: Income Taxes, page 11

5.   We note that your effective tax rate increased in part due to "discrete tax expense on prior year cash repatriation." Please explain the timing of the tax expense charge and tell us why it was not accrued in the prior year.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

6.   We note your disclosure indicating that cash flows from operating activities for the three months ended March 31, 2014 were positively impacted by the $18,758 increase in net income, prepaid income taxes, other current assets, accounts payable and deferred revenue, partially offset by unfavorable changes in trade receivables, inventories, prepaid expenses, deferred income taxes, finance lease receivables and certain other assets and liabilities. We further note from your condensed consolidated statements of cash flows that while operating cash flows did not fluctuate materially from period to period, most of the changes in working capital accounts varied significantly compared to the changes in the prior period. Tell us what consideration was given to quantifying the significant changes in working capital accounts and providing an explanation of the factors underlying such changes. Please also provide us a supplemental analysis for the significant changes for the reported periods. Refer to Section IV of SEC Release 33-8350.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant